USA TECHNOLOGIES, INC.
100 Deerfield Lane, Suite 300
Malvern, PA 19355

July 17, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jan Woo
Jeff Kauten

Re:	USA Technologies, Inc. Registration Statement on Form S-1
(File No. 333-219201)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-1 effective at 4:30 p.m., EDT, on July 19, 2017, or as soon thereafter as practicable.

Please direct any questions regarding the foregoing to the undersigned at (610) 989-0340 or to Gerald J. Guarcini at (215) 864-8625 or Douglas M. Lurio at (215) 665-9300.

Sincerely,

/s/ Stephen P. Herbert
Stephen P. Herbert
Chief Executive Officer

cc:	Gerald J. Guarcini, Esq.
Douglas M. Lurio, Esq.